Room 4561

March 5, 2008

James P. DeBlasio
Chief Executive Officer
Internap Network Services Corporation
250 Williams Street
Atlanta, Georgia 30303

Re: Internap Network Services Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 13, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 9, 2007
File No. 001-31989

Dear Mr. DeBlasio:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief